UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, DC  20549

FORM 6-K______________________

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of December 2014

Commission File No. 001-33799

______________________

EXCEED COMPANY LTD.______________________

Level 12, China Minmetals Tower,

79 Chatham Road South,

Tsim Sha Tsui, Hong Kong.

T: +852 3975-8116

(Address of principal executive office)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exceed Company Ltd.
By:	/s/ Lin Shuipan ____________________________________
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Dated: December 17, 2014

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated December 17, 2014
99.2	Notice of Exceed Company Ltd.’s AGM to be held on December 29, 2014
99.3	Exceed Company Ltd.’s AGM agenda